

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 13, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (847) 689-1192

G. Gary Yetman
President and Chief Executive Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

> **Re:** **Coleman Cable, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2006**
> **File No. 333-138750**

Dear Mr. Yetman:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please submit your amendment under the file number for this registration statement, 333-138750.

2. We note your statement on the cover page that shares may be sold by the selling shareholders "at prevailing market prices" and that you intend to apply for listing

on NASDAQ, although there is currently no public market for your securities. Please note that paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S-K require the inclusion of a fixed price or bona fide price range where there is no public market for an issuer's securities. Please revise the cover page of your prospectus to provide a bona fide price range at which the selling stockholders will sell their shares until such time as your shares are listed, at which time the shares may be resold at the then-prevailing market price or at negotiated prices.

3. Please revise your disclosure on the cover page and throughout your document, including under Legal Matters on page 65, as applicable, to clarify that you are registering the shares for resale.

Prospectus Cover

4. Please disclose that this prospectus covers the sale of all of your outstanding shares of common stock.

Prospectus Summary, page 1

5. Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and growth strategy, please balance it by briefly discussing the risks of implementing the strategy.

Summary Consolidated Financial Data, page 4

6. Please augment your disclosure regarding your use of EBITDA as a measure of operating performance to address the basis for management's determination that net income "can make it more difficult to identify and assess operating trends affecting [the] business and industry." In addition, please revise your disclosure to clarify how use of EBITDA as a performance measure is useful to investors. We note your assertion that such use "provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies . . . ." In formulating your response, please address the possibility that other companies may calculate EBITDA in a different manner.

Risk Factors, page 8

7. Please delete or revise the second sentence under this heading to clarify that you have disclosed all risks you believe are material at this time. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

The expiration of lock-up agreements . . ., page 13

8. To provide investors with a clearer understanding of this risk, please briefly discuss the duration of the lock-up agreements and the circumstances in which their restrictions may be waived.

Principal Shareholders, page 50

9. Please update the disclosure in the principal shareholders' table to the most recent practicable date. See Regulation S-K, Item 403(a).

10. We note reference to the shareholders' agreement on page 52. Please revise the disclosure in the shareholders' table to disclose the effect of shares held pursuant to the agreement. Refer to Exchange Act § 13(d), Exchange Act Rules 13d-3(c) and 13d-5(b), and Regulation S-K, Item 403(a) and instruction 5 thereto.

11. Please revise to include all shares that may be received within 60 days, in accordance with Exchange Act Rule 13d-3.

Certain Relationships and Related Party Transactions, page 52

12. Please expand your discussion of the shareholders' agreement to name the parties thereto.

Selling Shareholders, page 54

13. At the time you identify the selling shareholders, please tell us whether any such selling security holders are broker-dealers or affiliates of broker-dealers. Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that being offered for resale.

14. If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:
    *   that such selling security holder purchased in the ordinary course of business; and
    *   that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
    If any such selling security holder is unable to make these representations, please state disclose that he or she is an underwriter.

Shares Eligible for Future Sale, page 58

15. Revise to disclose the number of holders of your common stock as of the most recent practicable date. See Regulation S-K, Item 201(b)(1).

Registration Rights, page 61

16. We note your statement in the concluding paragraph that the description is not complete. This statement suggests that you may not have summarized the material provisions of the registration rights agreement. Please delete this statement as well as your statement that the description is qualified by reference to the registration rights requirement, as it is inconsistent with Rule 411 of Regulation C.

Part II
Recent Sales of Unregistered Securities, page II-2

17. Please expand your discussion of the October 11, 2006, transaction to discuss the facts relied upon in determining that the claimed exemptions were applicable. See Regulation S-K, Item 701(d).

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: James J. Junewicz (*via facsimile* 312/706-8157)
        Mayer, Brown, Rowe & Maw LLP
        71 South Wacker Drive
        Chicago, Illinois 60606